

May 16, 2013

Via E-mail
Mr. Xianfu Zhu
Chairman and Chief Executive Officer
Zhongpin Inc.
21 Changshe Road, Changge City, Henan province
The People's Republic of China 461500

> **Re:** **Zhongpin Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed May 8, 2013**
> **File No. 005-81392**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2013**
> **File No. 001-33593**

Dear Mr. Zhu:

We have reviewed your amended filings and your response dated May 8, 2013 and have the following additional comments.

Schedule 14A

Background of the Merger, page 20

1. We note your response to comment 10 in our letter dated May 3, 2013, and your revised disclosure. Please revise to further describe the "existing circumstances regarding the going-private transaction described above."

Compensation to Named Executive Officers of the Company, page 67

2. We note your revised disclosure on pages 67-68 regarding golden parachute compensation. Please include the golden parachute compensation table in the format required by Item 402(t)(1) of Regulation S-K. Add footnotes to the extent it is necessary to explain or clarify the disclosure in the table.

3. We note that the named executive officers Mr. Xianfu Zhu and Mr. Baoke Ben will receive Holdco shares in exchange for their Zhongpin Inc. shares immediately prior to the completion of the merger. Please provide us your analysis explaining whether any portion of their respective equity stakes in

Holdco represents compensation that should be reported in the tabular format set forth in Item 402(t)(1) of Regulation S-K, as required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A, as an agreement or understanding between such named executive officers and the acquiring company concerning compensation that is based upon or otherwise relates to the Rule 13e-3 transaction.

You may contact John Dana Brown at (202) 551-3859, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gregory D. Puff
        Akin Gump Strauss Hauer & Feld LLP